Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-151827
Dated April 4, 2011

LendingClub Corporation
Free Writing Prospectus Published or Distributed by Media

The article attached as Exhibit A appeared in American Banker on March 28, 2011.

The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

Statements in the articles attached that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

You should consider statements in this article only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A

P2P Lending Veers Further from Roots
By Sara Lepro
28 March 2011

Peer-to-peer lending is becoming a misnomer.

Founded on the notion that any old Joe could lend a small sum of money to Bob or Jane for a nice return, websites operated by companies like Prosper Marketplace Inc. and Lending Club Corp. are evolving into tools for more sophisticated, deep-pocketed investors.

A growing number of institutional investors, including asset managers, pension funds and hedge funds, are providing financing for individual borrowers alongside the consumers the platform was built for.

Having more institutional investors on board will enable the companies to fund more loans and help drive growth for Prosper and Lending Club — but they may need to think of a new label for their service.

“You can’t have peer-to-peer lending if one of those peers is an institution,” Christine Pratt, a senior analyst at Aite Group LLC, said.

Still, that should not diminish the companies’ relevance, analysts said.

“If it makes the ... marketplace more vibrant because there’s more money, more borrowers [and] greater balance, that’s not a bad thing,” Mark Schwanhausser, a senior analyst at Javelin Strategy and Research, said. “This is an alternative marketplace regardless of where the money is coming from. If it’s I-to-P instead of P-to-P what’s the difference?”

The story, or pitch, that peer-to-peer lending sites first used when they emerged a few years ago was that they were a place where individuals could borrow from other individuals — strangers, family or friends — in a formalized way.

Bringing more institutional investors into the mix changes the dynamics of the system, said Philip Philliou, a partner with the consulting firm Philliou Selwanes Partners LLC in New York. Some of the novelty of peer-to-peer lending is lost, he said.

There is also some question whether institutional investors will want to participate. “As a practical matter, I have to believe an institutional investor ... for this to be worthwhile, they need to be looking at making hundreds of thousands of these investments,” Philliou said. Others see bringing institutional investors into the fold as part of the industry’s natural progression.

“This is a way to bring in a steadier flow of money, a more reliable flow of money to fuel that marketplace,” Schwanhausser said. “These are natural steps.” Prosper is being proactive in luring big-money investors to its site, evidenced by its hiring in mid-March of James Alexander, who has 15 years of institutional sales experience.

As executive vice president of investment sales for the San Francisco company, Alexander is tasked with expanding Prosper’s roster of institutional investors, which includes registered investment advisers. Institutional investors contribute only about 5% of funding volume on the site.

Chris Larsen, co-founder and chief executive of Prosper, said he hopes to increase that percentage to as much as 40%.

“The key thing is you want to be able to operate if all institutions went away,” he said during an interview in New York. “You want a diversified funding source.” Larsen was adamant that individual, retail investors will continue to make up the majority of investors on the site.

One of the benefits of the concept of peer-to-peer lending is that it is “like having a million miniwarehouse lines,” he said. “In a crisis, some will be scared, some will stay. There’s a real fundamental advantage to that model.”

Some experts said Prosper’s model is not all that different.

“The more institutional money they gather in, the more finance company-like they become,” Christine Pratt of Aite said. “That model becomes more the model of a finance company and not a friendly, happy family-lending-to-family model.”

But that sits just fine with Renaud Laplanche, co-founder and CEO of Lending Club, who said his company has been downplaying its use of the phrase “peer-to-peer” in its marketing “because it’s not technically accurate.”

Bringing on institutional investors was not really a conscious decision for the Redwood City, Calif., company, Laplanche said. He began seeing interest from such investors about nine months ago.

“Based on our track record and our platform getting bigger, we started getting some interest from professional money managers who heard about the investment from their clients and it sort of snowballed,” he said. “Professional investors really need to rely on a track record.”

About a third of the roughly $16 million of loans funded on Lending Club’s platform this month will come from institutional investors. Laplanche said he would be comfortable having as much as half of its funds come from institutional investors.

Ultimately, having more institutional investors participate will help the companies better control the balance between borrowers and investors, which has been a continual challenge. Tapping investors with deeper pockets could help them more easily ramp up funding during periods of increased borrower demand.

The service was opened up to higher-net-worth investors in part out of necessity, after the Securities and Exchange Commission began guiding the way peer-to-peer lenders operate. Both companies are now registered with the SEC, and the investors do not actually lend their money directly to borrowers.

Instead, they purchase notes issued by the companies, and payment is dependent on the payments the companies receive from borrowers. Investors must also adhere to suitability requirements that specify minimum levels of gross income and net worth to participate.

“All the things that came with SEC registration contributed to making the platform more professional and more attractive to institutional investors,” Laplanche said. The appeal for larger investors, Laplanche said, is that it’s a flexible, lower-cost alternative to investing in credit card asset-backed securities.

“In our case it’s a bit more flexible and transparent because they can invest in their own pool of loans,” he said. “They can come in and invest only in loans that have a 750 FICO score,” for example.

Schwanhausser pegs their success in attracting big investors to something even more simple than that: yield.

“Money is going to seek the best return,” he said. “The Prospers of the world are going to have to prove that they’re worth it, to provide the return. If they don’t, money will go elsewhere.” The average return on a Prosper loan is about 10%; at Lending Club it is about 9.67%.